UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September, 2024.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

CONTENTS

Explanatory Note

On September 18, 2024, Lilium N.V. (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”). Of the total of 630,960,194 of the Company’s shares A and shares B issued, outstanding and eligible to vote as of the record date of August 21, 2024, a quorum of 299,853,794 shares A and 21,879,935 shares B, or approximately 54%, voted at or were represented by proxy at the Extraordinary General Meeting.

A copy of the minutes of the proceedings of the Extraordinary General Meeting is furnished as Exhibit 99.1 hereto. At the Extraordinary General Meeting, the shareholders approved the following voting items on the agenda:

-	Appointment of Philippe Balducchi as Non-Executive Director for a period of 1 year with effect as of the Extraordinary General Meeting

-	Re-appointment of Non-Executive Directors

•	Re-appointment of Thomas Enders as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held later in 2024
•	Re-appointment of David Wallerstein as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held later in 2024
•	Re-appointment of Niklas Zennström as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held later in 2024
•	Re-appointment of Gabrielle Toledano as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held later in 2024
•	Re-appointment of David Neeleman as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held later in 2024
•	Re-appointment of Margaret M. Smyth as Non-Executive Director for a period of 1 year with effect as of the annual general meeting to be held later in 2024

-	Designation of the Board as the competent body to issue and grant rights to subscribe for Shares A in the share capital of the Company up to a maximum of 35% of the issued capital at the date of the Extraordinary General Meeting for a period of 36 months from the Extraordinary General Meeting and to limit or exclude statutory pre-emptive rights related thereto

-	Amendment of the articles of association of the Company and the grant of a proxy to each of the directors of the Company and employees of Freshfields Bruckhaus Deringer LLP, Amsterdam office, in having the deed of amendment executed

-	Reduction of issued share capital of the Company by a cancellation of 1,233,130 shares C held by the Company in treasury

This was an extraordinary general meeting of the Company. The Company will convene an annual general meeting of shareholders later in 2024.

Incorporation by Reference

The contents of this Report on Form 6-K (other than Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on July 29, 2024 (File No. 333-281082), July 29, 2024, as amended or supplemented (File No. 333-281066), June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 20, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Minutes of the September 18, 2024 Extraordinary General Meeting of Shareholders of Lilium N.V.